UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-31819

Gold Reserve Inc.
(Translation of registrant’s name into English)

999 W. Riverside Avenue, Suite 401
Spokane, Washington 99201
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 6, 2024, Gold Reserve Inc. (the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K.

This Report on Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Company’s effective registration statements (including any prospectuses forming a part of such registration statements) on file with the U.S. Securities and Exchange Commission (the “SEC”) and are to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

The information presented or incorporated by reference in this report, other than statements of historical fact, are, or could be, “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) or “forward-looking information” (within the meaning of applicable Canadian provincial and territorial securities laws) (collectively referred to herein as “forward-looking statements”) that may state the Company’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates, expectations, and assumptions that, while considered reasonable by the Company and its management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance or achievements to be materially different from those expressed or implied therein, many of which are outside its control. Forward-looking statements speak only as of the date made, and any such forward-looking statements are not intended to provide any assurances as to future results. The Company believes its estimates, expectations and assumptions are reasonable, but there can be no assurance those reflected herein will be achieved. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements. The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements, although not all forward-looking statements contain these words. Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, any of which could adversely affect the Company, including, without limitation:

•	Risks associated with any potential transaction of the Company (including the Company’s previously announced credit bid) solely or with one or more other parties ( “Potential Transaction”) in relation to the sale of the common shares of PDV Holdings, Inc. (“PDVH”), the indirect parent company of CITGO Petroleum Corp, pursuant to the sales and bidding procedures (the “Bidding Procedures”) managed by the Special Master (the “Special Master”) appointed by the U.S. District Court for the District of Delaware (the “Sale Process”), including, but not limited to: the discretion of the Special Master with respect to considering any Potential Transaction, entering into any discussions or negotiation with respect thereto and that the Special Master may reject any Potential Transaction, including without limitation because the Special Master’s view is that the Potential Transaction is not of sufficient value, does not sufficiently take account of the PDVSA 2020 Notes, does not have sufficient certainty of closing and/or for any other reason; the form of consideration and/or proceeds that may be received by the Company in any Potential Transaction; that any Potential Transaction, and/or the form of proceeds received by the Company in any Potential Transaction, may be substantially less than the amounts outstanding under the Company’s September 2014 arbitral award (the “Award”) and/or corresponding November 20, 2015 U.S. judgement; the failure of the Company to negotiate any Potential Transaction, including as a result of failing to obtain sufficient equity and/or debt financing; that any Potential Transaction of the Company will not be selected as a “Successful Bid” under the Bidding Procedures, and if selected may not close, including as a result of U.S. Department of Treasury Office of Foreign Assets Control (“OFAC ”), or any other applicable regulatory body, not granting an authorization in connection with any potential sale of PDVH shares and/or whether OFAC changes its decision or guidance regarding the Sale Process; failure of the Company or any other party to obtain any required approvals for, or satisfy other conditions to effect, any transaction resulting from any Potential Transaction; that the Company may forfeit any cash amount deposit made due to failing to complete any Potential Transaction or otherwise; that the making of any Potential Transaction or any transaction resulting therefrom may involve unexpected costs, liabilities or delays; that, prior to or as a result of the completion of any transaction contemplated by any Potential Transaction, the business of the Company may experience significant disruptions due to transaction related uncertainty, industry conditions or other factors; the ability to enforce the writ of attachment granted to the Company; the timing set for various reports and/or other matters with respect to the Sale Process may not be met; the ability of the Company to otherwise participate in the Sale Process (and related costs associated therewith); the amount, if any, of proceeds associated with the Sale Process the Company may receive; the competing claims of certain creditors, the “Other Creditors” (as detailed in the applicable court documents filed with the Delaware Court) of the Bolivarian Republic of Venezuela (“Venezuela”) and/or any of its agencies or instrumentalities and the Company, including any interest on such creditors’ judgements and any priority afforded thereto; uncertainties with respect to possible settlements between Venezuela, PDVSA, and/or any of their agencies or instrumentalities, and other creditors and the impact of any such settlements on the amount of funds that may be available under the Sale Process; the proceeds from the Sale Process may not be sufficient to satisfy the amounts outstanding under the Company’s September 2014 arbitral award (the “Award”) and/or corresponding November 20, 2015 U.S. judgement partially or in full and the ramifications of bankruptcy with respect to the Sale Process and/or the Company’s claims, including as a result of the priority of other claims; and whether Venezuela or PDVH’s parent company, Petroleos de Venezuela, S.A., or any other party files further appeals or challenges with respect to any judgment of the U.S. Court of Appeals for the Third Circuit, any judgment of the U.S. District Court of Delaware, or any judgment of any other court in relation to the Company’s right to participate in any distribution of proceeds from any Potential Transaction;

•	risks associated with otherwise recovering funds (including related costs associated therewith) under the Company’s settlement agreement (the “Settlement Agreement”) with Venezuela or its various proceedings against Venezuela and its agencies and instrumentalities, including (a) the potential ability of the Company to obtain the funds that the Lisbon District Court attached in Portugal on the Company’s requests, and (b) the Company’s ability to repatriate any funds obtained in the Lisbon proceedings, or any funds owed to the Company under the settlement arrangements that may become available;
•	risks associated with sanctions imposed by the U.S. and Canadian governments targeting Venezuela, its agencies and instrumentalities, and its related persons (the "Sanctions") and/or whether we are able to obtain (or get results from) relief from such sanctions, if any, obtained from the U.S. Office of Foreign Asset Control (“OFAC”) or other similar regulatory bodies in Canada or elsewhere:
-	Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with Specially Designated Nationals ("SDNs") and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy;
-	Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law);
-	The Sanctions have adversely impacted our ability to collect the remaining funds owed by Venezuela and interact with Venezuela as to Siembra Minera and the Resolution, which is expected to continue for an indeterminate period of time; and
-	The Sanctions could adversely impact our ability to finance, develop and operate the Siembra Minera Project (as defined herein), and the Sanctions will continue indefinitely until modified by the U.S. or the Canadian government;
•	risks associated with whether the U.S. and Canadian government agencies that enforce the Sanctions may not issue licenses that the Company has requested, or may request in the future, to engage in certain Venezuela-related transactions including timing and terms of such licenses;

•	risks associated with the continued failure by Venezuela to honor its commitments under the Settlement Agreement (as defined below) with the Company. As of the date of this report, Venezuela still owes the Company an estimated $1.113 billion (including interest) under the Settlement Agreement;
•	risks associated with Venezuela’s ongoing failure to honor its commitments associated with the formation, financing and operation of the joint venture entity Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera”) and the inability of the Company and Venezuela to overcome certain obstacles associated with the Siembra Minera project;
•	risks associated with the breach by Venezuela of one or more of the terms of the underlying agreements governing the formation of Siembra Minera and the future development of the Siembra Minera project by Venezuela;
•	risks associated with the timing and ability to contest, reverse or otherwise alter the resolution of the Venezuela Ministry of Mines to revoke the mining rights held by Siembra Minera for alleged non-compliance with certain Venezuelan mining regulations (the “Resolution”), with various Venezuelan authorities or any adverse outcome of such efforts, the Resolution and/or the ability to take other legal actions including with respect to non-compliance by Venezuela of its obligations under the Settlement Agreement and Mixed Company Agreement;
•	even if there is a successful outcome with respect to the Resolution there would be:
o	risks associated with Venezuela's failure to honor its commitments associated with the formation, financing and operation of the Siembra Minera Project (as described herein);
o	risks associated with the ability of the Company to (i) successfully overcome legal or regulatory obstacles to operate Siembra Minera for the purpose of developing the Siembra Minera Project, (ii) complete any additional definitive documentation and finalize remaining governmental approvals and (iii) obtain financing to fund the capital costs of the Siembra Minera Project;
o	the risk that the conclusions of management and its qualified consultants contained in the Preliminary Economic Assessment of the Siembra Minera Gold Copper Project in accordance with Canadian National Instrument 43-101- Standards of Disclosure for Mineral Projects may not be realized in the future;
o	risks associated with exploration, delineation of sufficient reserves, regulatory and permitting obstacles and other risks associated with the development of the Siembra Minera Project;
o	risks associated with the political and economic instability in Venezuela, including any future government confiscation of assets; and
o	risks that any future Venezuelan administration or power, de jure or de facto, will fail to respect the agreements entered into by the Company and Venezuela, including past or future actions of any branch of Government challenging the formation of Siembra Minera and Presidential Decree No. 2.248 creating the National Strategic Development Zone Mining Arc of the Orinoco;
•	risks associated with changes in law in Venezuela, including the recent enactment of the Law for Protection of the Assets, Rights, and Interests of the Bolivarian Republic of Venezuela and its Entities Abroad, which negatively impacts the ability of the Company and its personnel to carry on activities in Venezuela, including safety and security of personnel, repatriation of funds and the other factors identified herein;
•	risks associated with the fact that the Company has no revenue producing operations at this time and its future working capital position is dependent upon the collection of amounts due pursuant to the Settlement Agreement and/or Award and corresponding judgments (including under the Sale Process) or the Company’s ability to raise additional funds from the capital markets or other external sources;
•	risks associated with activist campaigns, including potential costs and distraction of management and the directors’ time and attention related thereto that would otherwise be spent on other matters including contesting the Resolution;
•	risks associated with potential tax, accounting or financial impacts, including any potential income tax liabilities in addition to those currently recorded, that may result from the current (or any future) audits of our tax filings by U.S. and Canadian tax authorities;

•	risks associated with cybersecurity and other information security breaches, including the risk that unauthorized access to the Company’s network or those of other third party providers could result in operational disruption, data breach and significant remediation costs;
•	risks associated with bonus plan participants claiming Siembra Minera is “proceeds” for purposes of such bonus plan, including costs associated therewith and amounts paid in settlement, if any;
•	risks associated with our ability to service outstanding obligations as they come due and access future additional funding, when required, for ongoing liquidity and capital resources, pending the receipt of payments under the Settlement Agreement or collection of the Award in the courts;
•	risks associated with our prospects in general for the identification, exploration and development of mining projects and other risks normally incident to the exploration, development and operation of mining properties, including our ability to achieve revenue producing operations in the future;
•	risks that estimates and/or assumptions required to be made by management in the course of preparing our financial statements are determined to be inaccurate, resulting in a negative impact on the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period;
•	risks associated with the ability of the Company to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, which may result in the Company not being able to produce accurate and timely financial statements and other public filings;
•	risks associated with shareholder dilution resulting from the future sale of additional equity, if required;
•	risks that changes in the composition of the Board of Directors or other developments may result in a change of control and potentially require change of control payments, estimated at $7.2 million as of June 30, 2024, to be made to certain officers and consultants.
•	risks associated with the abilities of and continued participation by certain executive officers and employees; and
•	risks associated with the impact of current or future U.S., Canadian and/or other jurisdiction's tax laws to which we are or may be subject.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with the U.S. Securities and Exchange Commission (the “SEC”), the Ontario Securities Commission or other securities regulators or presented on the Company's website. Forward-looking statements speak only as of the date made. Investors are urged to read the Company's filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedarplus.ca, respectively.

These risks and uncertainties, and additional risk factors that could cause results to differ materially from forward-looking statements, are more fully described in the Company’s latest Annual Report on Form 40-F, including, but limited to, the section entitled “Risk Factors” therein, and in the Company’s other filings with the SEC and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedarplus.ca, respectively. Consider these factors carefully in evaluating the forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company, the Company’s management, or other persons acting on the Company’s behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether, as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules and regulations promulgated by the SEC and applicable Canadian provincial and territorial securities laws. Any forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release issued by Gold Reserve Inc. on September 6, 2024*
* Furnished herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2024

GOLD RESERVE INC. (Registrant)

By: /s/ David P. Onzay

David P. Onzay, its Chief Financial Officer

and its Principal Financial and Accounting Officer